Exhibit 99-B.4.2

RELIASTAR LIFE
INSURANCE COMPANY	Norris (Unisex) Endorsement
OF NEW YORK
A stock company

The Contract to which this Norris (Unisex) Endorsement (this “Endorsement”) is attached is modified by the provisions of this Endorsement. The Endorsement’s provisions shall control when there is a conflict between this Endorsement and the Contract. This Endorsement is effective as of the Contract Date and remains in effect until the Contract is terminated.

All references to “sex” in the Table of Contents are deleted. The “Option 2: Income for Life (Single
Annuitant)” Table in “The Schedule” is deleted in its entirety and replaced by the following.

Option 2: Income for Life (Single Annuitant)
Rates for Fixed Annuity Payments with a 1.5% Guaranteed Interest Rate
Adjusted Age	Option 2(b) 10 Years Certain	Option 2(b) 20 Years Certain	Option 2(c) Refund Certain
50	$3.00	$2.96	$2.87
55	3.33	3.25	3.14
60	3.75	3.59	3.48
65	4.30	3.97	3.90
70	5.02	4.34	4.45
75	5.93	4.61	5.16
80	6.96	4.75	6.10
85	7.89	4.81	7.33
90	8.50	4.82	8.89

Rates for Variable Annuity Payments with a 3.5% Assumed Interest Rate (AIR)
Adjusted Age	Option 2(b) 10 Years Certain	Option 2(b) 20 Years Certain
50	4.12	4.06
55	4.43	4.33
60	4.84	4.64
65	5.37	4.99
70	6.08	5.33
75	6.96	5.58
80	7.95	5.71
85	8.83	5.76
90	9.41	5.77

The “Misstatement of Age or Sex” provision is deleted in its entirety and replaced by the following:

Misstatement of Age
If an age has been misstated, the amounts payable or benefits provided by this Contract will be those that the premium payment made would have bought at the correct age. If we make an underpayment due to the misstatement, the underpayment amount will be paid in one sum with interest credited at the rate of 1.5% . In case of an overpayment, the overpayment amount plus interest at 1.5% will be deducted from the current or succeeding payments.

In all other respects the Contract is unchanged.

Secretary [  /s/ Joy M. Benner ]

RLNY-RA-1103